Notice Regarding Your Quarterly Distribution

First Trust Enhanced Equity Income Fund (FFA)

The closed-end fund listed above ("the Fund") has declared a distribution payable on September 30, 2019, to shareholders of record as of September 23, 2019, with an ex-dividend date of September 20, 2019. This Notice is meant to provide you information about the sources of your Fund’s distributions. You should not draw any conclusions about the Fund's investment performance from the amount of its distribution or from the terms of its Managed Distribution Plan.

The following tables set forth the estimated amounts of the current distribution and the cumulative distributions paid this fiscal year to date for the Fund from the following sources: net investment income (“NII”); net realized short-term capital gains (“STCG”); net realized long-term capital gains (“LTCG”); and return of capital (“ROC”). These estimates are based upon information projected through September 30, 2019, are calculated based on a generally accepted accounting principles (“GAAP”) basis and include the prior fiscal year-end undistributed net investment income. The amounts and sources of distributions are expressed per common share.

												Annualized	5 Year Avg.
			Total	Current Distribution ($)				Current Distribution (%)				Current Dist. Rate	Annual Total
Fund Ticker	Fund Cusip	Fiscal Year End	Current Distribution	NII	STCG	LTCG	ROC (2)	NII	STCG	LTCG	ROC (2)	as a % of NAV (3)	Return on NAV (4)
FFA (5)	337318109	12/31/2019	$0.28500	$0.05768	—	—	$0.22732	20.24%	—	—	79.76%	7.17%	6.92%

												Cumulative	Cumulative
			Total Cumulative	Cumulative Distributions Fiscal YTD ($)				Cumulative Distributions Fiscal YTD (%)				Fiscal YTD Distributions	Fiscal YTD Total
Fund Ticker	Fund Cusip	Fiscal Year End	Fiscal YTD Distributions (1)	NII	STCG	LTCG	ROC (2)	NII	STCG	LTCG	ROC (2)	as a % of NAV (3)	Return on NAV (4)
FFA (5)	337318109	12/31/2019	$0.85500	$0.17305	—	—	$0.68195	20.24%	—	—	79.76%	5.37%	18.79%

(1)	Includes the most recent quarterly distribution paid on September 30, 2019.

(2)	The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund's investment performance and should not be confused with “yield” or “income.”

(3)	Based on Net Asset Value (“NAV”) as of August 31, 2019.

(4)	Total Returns are through August 31, 2019.
(5)

The Fund anticipates that, due to the tax treatment of cash distributions made by Master Limited Partnerships in which the Fund invests, a portion of distributions the Fund makes to Common Shareholders may consist of a tax-deferred return of capital.

The amounts and sources of distributions reported in this Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes. You should not use this Notice as a substitute for your Form 1099-DIV.

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First Trust Advisors L.P. Contact:

          Don Swade (630) 765-8661